Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)

Notes to Statement of Financial Condition

NOTE 1. BUSINESS

General

Wunderlich Securities, Inc. ("Company") is a fully disclosed broker-dealer of investment securities and a Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA") registered investment adviser. The Company is a full-service brokerage firm incorporated under the laws of the state of Tennessee and has 25 branch offices in 15 states. Since the Company is a fully disclosed broker-dealer, substantially all transactions are cleared through a clearing firm. The Company is a wholly owned subsidiary of Wunderlich Investment Company, Inc. ("WIC").

The Company is a securities broker-dealer providing several classes of services including principal, agency, investment banking, and investment advisory services.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirement of Paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all customer accounts and custodian responsibility includes maintenance and preservation of all related books and records as are customarily retained by the clearing broker-dealer.

Clearing Arrangement

All customer accounts, other than certain mutual funds and annuities, are carried with Wells Fargo Clearing Services, LLC ("WFC", formerly "FCC"), a member of the New York Stock Exchange, and Merrill Lynch, Pierce, Fenner & Smith, Inc. ("ML"), a member of the New York Stock Exchange. The Company's commissions are collected by WFC and ML as the Company's clearing firms. The clearing firms remit commissions, net of clearing charges, to the Company at least monthly.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The Company follows Generally Accepted Accounting Principles ("GAAP"), as established by the Financial Accounting Standards Board ("FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Securities Transactions

Proprietary securities transactions and related revenues and expenses are recorded on a trade date basis, as if transactions had settled.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the receivables from clearing organizations on the statement of financial condition.

Customers' securities transactions are reported on a settlement date basis with related commission revenues and expenses recorded on a trade date basis.

Receivables From Clearing Organizations

Receivables relating to trade transactions pending settlement are netted in receivables from clearing organizations in the statement of financial condition, netted by clearing organization.

The Company maintains a margin account with WFC and ML. Depending on the Company's daily cash requirements or securities held in inventory at the time, these accounts may represent excess cash on deposit or a margin loan payable.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for Doubtful Accounts

The Company recognizes an allowance for losses on forgivable loans in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable receivables considered at risk or uncollectable.

Property and Equipment

Property and equipment are recorded at cost. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

Intangible Assets

Intangible assets determined to have finite lives are amortized based upon the estimated economic benefits received. Intangible assets are tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value has decreased below the carrying value. An impairment loss is recognized if the carrying value of the intangible asset is not recoverable and exceeds fair value. The carrying value of the intangible asset is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset.

Income Taxes

The Company is included in the consolidated federal income tax return of WIC. Federal income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from WIC.

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company's deferred taxes primarily result from timing differences in the recognition of depreciation and not operating loss carry-forwards for financial reporting and tax reporting purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

FASB guidance requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether the tax positions are "more likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more likely-than-not" threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended June 30, 2017, management has determined that there are no material uncertain income tax positions. The Company files U.S. Federal tax returns as well as returns with various state and local jurisdictions. The Company generally is no longer subject to U.S. Federal, state and local tax examination by tax authorities for years prior to fiscal year 2013.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to calculate estimates and make assumptions that affect the reported assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently Issued Accounting Standards

In May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09, Revenue From Contracts with Customers (Topic 606) which supersedes current revenue recognition guidance. FASB also issued ASU 2014-09 which requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services. The guidance also requires additional disclosures regarding the nature, amount, timing and uncertainty of revenue recognized. In August 2015, FASB issued ASU No. 2015-14, Revenue From Contracts with Customers - Deferral of the Effective Date to defer the effective date of ASU No. 2014-09 for one year. Public business entities are required to apply the revenue recognition standard for annual reporting periods beginning on or after December 15, 2017, and interim reporting periods within annual reporting periods beginning after December 15, 2018. The revenue recognition standard is to be applied using one of two retrospective application methods, with early application not permitted. The Company is currently evaluating the impact the new guidance will have on its financial statements.

In February 2016, FASB issued ASU No. 2016-02, *Leases* (Topic 842). ASU No. 2016-02 requires recognition of assets and liabilities in the statement of financial position to present the rights and obligations created by lease agreements regardless of whether they are classified as finance or operating leases. Consistent with current guidance, the recognition, measurement and presentation of expenses and cash flows arising from a lease will primarily depend upon its classifcation as a finance or operating lease. ASU 2016-02 requires new disclosures to help financial statement users better understand the amount, timing, and cash flows arising from leases. The new guidance is effective for the period beginning July 1, 2019 with early adoption permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its financial statements.

NOTE 3. RECEIVABLES FROM CLEARING ORGANIZATIONS

Receivables from clearing organizations at June 30, 2017, consist of the following:

Clearing Deposit, WFC	$	252,224
Clearing Deposit, ML		1,106,906
Clearing Deposit, National Securities Clearing Corp		5,000
Receivable from clearing organizations		5,262,888
Fees and commissions receivable/payable, net		175,850
Margin accounts cash balance		8,329,338
	$	15,132,206

The Company clears certain of its proprietary transactions through clearing organizations. Cash and financial instruments owned and held at the clearing organizations may collateralize securities sold not yet purchased and amounts payable, and may serve to satisfy regulatory capital or margin requirements.

NOTE 4. FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized with the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date of identical, unrestricted assets or liabilities.

Level 2 - Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 – Inputs are unobservable for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the instrument.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

U.S. Government agency securities – U.S. Government agency securities are comprised of agency issued debt. Agency issued debt securities are generally valued in a manner similar to U.S. Government securities and are categorized in Level 2 of the hierarchy.

Certificates of deposit – Certificates of deposit are comprised of two main categories consisting of securities traded on national exchanges and securities that are privately held by banks. These securities are valued based on market quotations if available or at the principal balance provided the maturity is less than one year and are typically categorized in Level 1 or Level 2 of the fair value hierarchy.

Equity securities (common & preferred stock and equity options) – Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized as Level 1 in the fair value hierarchy. Preferred stock and other equities traded on inactive markets or valued by reference to similar instruments are categorized in Level 2.

Fixed income securities – Fixed income securities are comprised of corporate bonds and municipal securities. The fair value of these securities is estimated using various techniques, which may consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. Depending on market activity levels and whether quotations or other data are used, these securities are typically categorized in Level 1 or Level 2 of the fair value hierarchy.

U.S. Government securities – U.S. Government securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, and reference data. Certain securities are valued principally using dealer quotation. U.S. Government securities are categorized in Level 1 or Level 2 of the fair value hierarchy depending on the inputs used and market activity levels for specific securities.

NOTE 4. FAIR VALUE MEASUREMENT (continued)

The following table summarizes the levels assigned, as of June 30, 2017, in valuing the Company's assets and liabilities carried at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned, at fair value:				-
U.S. Government Agency Securities	$ -	$ 14,460	$ -	$ 14,460
Equity Securities	59,808	-	-	59,808
Fixed income securities:				
Municipal Securities	-	883,704	-	883,704
Certificates of Deposit	-	95,488	-	95,488
Corporate Bonds	-	359,675	-	359,675
	$ 59,808	$ 1,353,327	$ -	$ 1,413,135
Liabilities				
Securities sold, not yet purchased, at fair value:				
U.S. Government Agency Securities	$ 1,006,330	$ -	$ -	$ 1,006,330
Equity Securities	438	-	-	438
Certificates of Deposit	-	700,000	-	700,000
	$ 1,006,768	$ 700,000	$ -	$ 1,706,768

The Company determines the assigned investment levels at each measurement date. Transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy for the recognition of transfers between fair value hierarchy levels. There were no significant transfers among Levels 1, 2, and 3 during the year.

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment and the related accumulated depreciation and amortization at June 30, 2017 consisted of the following:

Furniture and Fixtures	$	2,566,364
Office Equipment		2,441,852
Computers		2,298,969
Software		2,115,771
Leasehold Improvements		1,936,140
		11,359,096
Less Accumulated Depreciation		(9,231,182)
	$	2,127,914

NOTE 6. PROFIT-SHARING PLAN

The Company has a 401(k) profit-sharing plan for all full-time employees. The 401(k) plan provides for voluntary contributions to the plan. The Company matches 50 percent of employees' contributions up to 4 percent of employees' eligible compensation. In addition to this match, the Company may make discretionary profit-sharing contributions to this plan. However, for the year ended June 30, 2017 no such contributions were made. Employees become fully vested in employer contributions after three years of service.

NOTE 7. FORGIVABLE LOANS

The Company entered into employment agreements with certain employees. The Company advanced amounts to the employees in return for the employees' commitment to be employed for a specified period. The agreements call for the Company to forgive advanced amounts over the respective employment periods which range from 30 to 84 months. Advances are expensed ratably over the term of the agreements.

NOTE 8. RELATED-PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of WIC. Through the common ownership of WIC, the Company has the following sister companies: Wunderlich Capital Management, Inc. ("WCM"), Fiduciary Financial Services, Inc. ("FFSS"), Medallion Investment Solutions, LLC ("Medallion"), and Wunderlich Loan Capital Corp ("WLCC"). In January of 2016, WIC sold its interest in Manhattan Investment Management Services, Inc. ("MIMS") and the Company is no longer affiliated with MIMS.

Periodically the Company engages in transactions with related parties. Transactions with WIC include allocation of overhead expenses, payment of expenses on behalf of WIC, sharing in management fees due to shareholders, and cash transfers for repayment of amounts due and for operating purposes. Transactions with sister companies include payment of expenses on their behalf and cash transfers for repayment of amounts due and for operating purposes.

The Company recorded the following related party receivables from and payables to its parent and sister companies that arose during the ordinary course of business as of June 30, 2017:

Receivable from Affiliates, net:

WIC	$	636,006
WCM		15,163
FFSS		38,277
WLCC		77,426
	$	766,872

Payable to Affiliates, net:

Medallion		817,192
	$	817,192

NOTE 9. INTANGIBLE ASSETS

Intangible assets at June 30, 2017, consisted of the following:

	Asset Life (Years)	Cost	Accumulated Amortization	Net Carrying Value
Amortizable Intangible Assets:				
Customer Relationships	10	2,600,000	(1,180,834)	1,419,166
Non-Amortizable Intangible Assets:				
Trade Name		42,500	-	42,500
		$ 2,642,500	$ (1,180,834)	$ 1,461,666

As indicated above, customer relationships have an asset life of 10 years. Amortization expense associated with intangible assets will be $260,000 annually over the next five fiscal years.

NOTE 10. INCOME TAXES

The tax effects of temporary differences that give rise to significant positions of deferred tax assets at June 30, 2017 are defined as follows:

Deferred Tax Assets		
Net Operating Loss Carryforwards	$	8,416,842
Deferred Revenue		128,767
Property and Equipment, Net		15,265
Intangible Assets, Net		195,280
Accrued Straight-line Rent		144,246
Accrued Bonus		241,276
Other Items		783,809
		9,925,485
Deferred Tax Liabilities		
Property and Equipment, Net		(310,478)
Intagible Assets, Net		(360,189)
		(670,667)
Valuation Allowance		(9,254,818)
Net Deferred Tax Asset	$	-

As of June 30, 2017, the Company had net operating loss carryforwards for federal and state tax purposes. The Company had state net operating loss carryforwards from states where the Company files on a separate return basis amounting to approximately $15,000,000 and expire beginning June 30, 2024. The Company had federal net operating loss carryforwards allocated from the consolidated federal income tax return of WIC amounting to approximately $22,000,000 and expire beginning June 30, 2030.

NOTE 11. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space and equipment under various lease agreements. At June 30, 2017, future minimum lease payments under leases which have initial or remaining terms of one year or more were as follows:

2018	$ 6,027,464
2019	4,154,762
2020	1,972,381
2021	1,093,451
2022	726,942
Thereafter	460,368
	$ 14,435,368

As part of its building leases, the Company obtained letters of credit from banks during the year ended June 30, 2017, in the amount of $93,167 for its New York City building lease on Madison Avenue and $112,000 for its New York City building lease on 52nd Street. The Madison Avenue letter of credit is secured by a certificate of deposit valued at or above the stated amount of the letter of credit. The 52nd Street letter of credit is unsecured. The letter of credit for Madison Avenue was reduced according to provisions of the lease.

Legal Matters

The Company is involved in various legal and regulatory matters arising in the ordinary course of business; however, management does not believe that any ongoing pending or threatened litigation or regulatory matter will materially affect the Company.

NOTE 12. SUBORDINATED LIABILITIES

The Company has a seven year subordinated loan agreement to a clearing organization in the amount of $364,286 as of June 30, 2017. The note requires seven annual principal installment payments of $121,429 plus accrued interest at the prime rate plus 1.00%, which was 4.50% at June 30, 2017. The installment payments are due on the anniversary date of the loan beginning October 31, 2013.

The Company has a seven year subordinated loan agreement to a clearing organization in the amount of $428,571 as of June 30, 2017. The note requires seven annual principal installment payments of $214,286 plus accrued interest at the prime rate plus 0.25%, which was 3.75% at June 30, 2017. The installment payments are due on the anniversary date of the loan beginning September 30, 2012.

The Company has a seven year subordinated note payable to a clearing organization in the amount of $1,785,714 as of June 30, 2017. The note requires seven annual principal installment payments of $357,143 plus accrued interest at the prime rate plus 2.0%, which was 5.55% at June 30, 2017. The installment payments are due on the anniversary date of the loan beginning January 31, 2016.

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings, when outstanding, are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

At June 30, 2017, future maturities of debt are as follows:

2018	$	692,857
2019		692,857
2020		478,571
2021		357,143
2022		357,143
Thereafter		-
	$	2,578,571

NOTE 13. OFF-BALANCE SHEET RISK, CONCENTRATION OF CREDIT RISK AND GUARANTEES

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Securities sold, not yet purchased (short sales) represent obligations of the Company to make a future delivery of a specific security at a specified price and, correspondingly, create an obligation to purchase the security at the prevailing market price (or deliver the security if owned by the Company) at the later delivery date. As a result, short sales create the risk that the Company's ultimate obligation to satisfy the delivery requirements may exceed the amount of the proceeds initially received.

The Company conducts business with several broker-dealers and clearing organizations for its trading activities. The clearing and depository operations of the Company's trading activities are performed by these brokers pursuant to agreements. The Company monitors the credit standing of these brokers on an ongoing basis. In the event a broker is unable to fulfill its obligations, the Company would be subject to credit risk.

The Company maintains cash balances at creditworthy financial institutions in bank accounts that, at times, may exceed the $250,000 insured limit set by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash and cash equivalents.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 14. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires maintenance of minimum net capital and that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500 percent. At June 30, 2017, the Company had net capital of $8,233,448, which was $7,349,174 in excess of its required net capital of $884,274, and the Company's net capital percentage was 161.10.

NOTE 15. SUBSEQUENT EVENT

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued.

On July 3, 2017, B. Riley Financial, Inc. acquired 100 percent of the outstanding common stock of Wunderlich Investment Company, Inc. for a combination of cash, stock and warrants valued at approximately $72.9 million. Wunderlich Securities, Inc. remains a wholly-owned subsidiary of Wunderlich Investment Company, Inc. with B. Riley Financial, Inc., a publicly traded, diversified financial services company as its ultimate parent.

On July 31, 2017, the company declared a $2.5 million dividend to WIC.